THE VARIABLE ANNUITY LIFE INSURANCE COMPANY [OPTIONAL] GUARANTEED LIVING BENEFIT ENDORSEMENT Notwithstanding any provision in the Contract to the contrary, this Endorsement becomes a part of the Contract to which it is attached. Should any provision in this Endorsement conflict with the Contract, the provisions of this Endorsement will prevail. Subject to the terms and conditions set forth herein this [optional] Guaranteed Living Benefit Endorsement provides for guaranteed income over the lifetime of the [Covered Person(s)]. You may take Withdrawals under the Guaranteed Living Benefit as prescribed by this Endorsement while this Endorsement is in effect. ENDORSEMENT DATA PAGE [COVERED PERSON(S)]: [John Doe Jane Doe] ENDORSEMENT EFFECTIVE DATE: [November 1, 2016] PURCHASE PAYMENT DOLLAR LIMIT: The sum of all Purchase Payments cannot exceed [$1,000,000] without prior Company approval. [PURCHASE PAYMENT RESTRICTION: Purchase Payments received on or after the [[first] Contract [Anniversary]] will not be accepted into the Contract.] [INVESTMENT REQUIREMNTS: Every Purchase Payment and Continuation Contribution, if any, must be allocated by You in accordance with the investment options approved by Us, which includes a mandatory allocation of every Purchase Payment and Continuation Contribution, if any, to the Secure Value Account, as shown below. We will notify You of any change to the permitted investment options.] [SECURE VALUE ACCOUNT ALLOCATION: [10%] of Purchase Payment(s) and Spousal Beneficiary contribution, if applicable.] ENDORSEMENT FEE: The Endorsement Fee is assessed against the [Income Base] and deducted from the Contract Value at the end of each Benefit [Quarter] [starting [1] Benefit [Year(s)] following the Endorsement Effective Date]. [The [Initial] Annual Fee Rate is guaranteed not to change for the [first] Benefit [Year]. After the [first] Benefit [Year], on each Benefit [Quarter Anniversary], we will (1) deduct the fee in effect for the previous Benefit [Quarter]; and (2) determine the fee rate applicable to the next Benefit [Quarter]. The fee rate can increase or decrease each Benefit [Quarter], subject to the minimums and maximums in the table below:] Number of [Covered Persons] on Endorsement Effective Date [Initial] Annual Fee Rate Minimum Annual Fee Rate Maximum Annual Fee Rate Maximum Annualized Fee Rate Increase or Decrease Each Benefit [Quarter]* One [Covered Person] [1.10%] [0.60%] [2.20%] +/- [0.25%] Two [Covered Persons] [1.35%] [0.60%] [2.70%] +/- [0.25%] [*The fee rate can increase or decrease no more than [0.0625%] each [quarter] [(0.25%/4)].] [INITIAL][GROSS] INCOME CREDIT PERCENTAGE: [Issue] Age of [Covered Person(s)] [Initial][Gross] Income Credit Percentage [ Minimum Annual Income Credit Percentage Maximum Annual Income Credit Percentage [Less than Age 65] [8%] [6%] [8%] [Age 65 or after but before Age 75] [7%] [5%] [7%] [Age 75 or older] [6%] [4%] [6%] ] [The [Initial][Gross] Income Credit Percentage in the above table is guaranteed not to change for the [first] Benefit [Year]. After the [first] Benefit [Year], we will determine the subsequent Income Credit Percentage [annually], subject to the minimums and maximums in the table above.]

[INCOME CREDIT PERIOD: Beginning [on the Endorsement Effective Date] and ending [[12] years later]] [EARLIEST AGE AT FIRST WITHDRAWAL: [Age 60]] MAXIMUM ANNUAL WITHDRAWAL [AND PROTECTED INCOME PAYMENT] PERCENTAGES: [Covered Person(s)]Age at First Withdrawal Maximum Annual Withdrawal Percentage Protected Income Payment Percentage [(One Covered Person)] [(Two Covered Persons)] [(One [or Two Covered Person(s)]] [If the Income Base is increased to the Highest Anniversary Value on or after Age [65] (One or Two [Covered Person(s)])] [Less than Age 65] [5.5%] [5.0%] [3.0%] [4.0%] [Age 65 and older] [6.0%] [5.5%] [4.0%] [4.0%] [MINIMUM INCOME BASE: [200%] of [Purchase Payments received in the [1st] Benefit [Year]] [effective on the [12th] Benefit [Year] Anniversary provided no Withdrawals are taken before the [12th] Benefit [Year] Anniversary.]] DEFINITIONS For purposes of this Endorsement, the following definitions apply. Terms not defined in this Endorsement shall have the same meaning as defined in the Contract. AGE The attained age as of the [Covered Person’s] last birthday. If there are two [Covered Persons] on the Endorsement Data Page, the Age of the younger [Covered Person] or in the event of the death of one [Covered Person], the surviving [Covered Person] as of their last birthday. BENEFIT ANNIVERSARY VALUE The Contract Value including any applicable Spousal Beneficiary Continuation contribution, as measured on each Benefit [Year] Anniversary. [BENEFIT [QUARTER] Each consecutive [3-month] period starting on the Endorsement Effective Date.] [BENEFIT [QUARTER] ANNIVERSARY The date following each consecutive [3-month] period starting on the Endorsement Effective Date. [If the next Benefit [Quarter] Anniversary has no corresponding date the Benefit [Quarter] Anniversary will be deemed to be the following day.]] [BENEFIT [YEAR] Each consecutive [one] [year] period starting on the Endorsement Effective Date.] [BENEFIT YEAR ANNIVERSARY The date on which each Benefit Year begins.] [COVERED PERSON(S) The person(s) named on the Endorsement Data Page whose lives are used to determine the amount and duration of Withdrawals. ] [EARLIEST AGE AT FIRST WITHDRAWAL The earliest Age of the [Covered Person(s)] is as shown on the Endorsement Data Page. This is the Age when Withdrawals under the parameters of this Guaranteed Living Benefit may begin. If any Withdrawal is taken before this Age, the entire Withdrawal amount will be considered an Excess Withdrawal, as defined below.] ENDORSEMENT EFFECTIVE DATE The date when this Endorsement becomes effective as shown on the Endorsement Data Page.

EXCESS WITHDRAWAL

Any Withdrawal in a Benefit [Year] taken [1) before the Earliest Age at First Withdrawal; 2) at or after attainment of the Earliest Age at First Withdrawal and] after the Maximum Annual Withdrawal Amount has been withdrawn; and/or [3)] any portion of a Withdrawal that causes the total Withdrawals in a Benefit [Year] to exceed the Maximum Annual Withdrawal Amount.

HIGHEST ANNIVERSARY VALUE

The Benefit Anniversary Value that is the greater of (1) all Benefit Anniversary Values; and (2) Purchase Payments[, subject to the Purchase Payment Restriction shown on the Endorsement Data Page] while this Endorsement is effective and the Contract Value is greater than zero.

INCOME BASE

The Income Base is used to determine [the Endorsement Fee], the Maximum Annual Withdrawal Amount [and the Protected Income Payment].

[INCOME CREDIT

An amount that may be added to the Income Base [during the Income Credit Period] [that is equal to the [Net] Income Credit Percentage multiplied by the Income Credit Base.]]

[INCOME CREDIT BASE

A factor which is used to determine the amount of any Income Credit [during the Income Credit Period].]

[INCOME CREDIT PERIOD

The period of time over which We calculate an Income Credit that may be added to the Income Base.]

MAXIMUM ANNUAL WITHDRAWAL AMOUNT

The maximum amount that may be withdrawn each Benefit [Year] [at or after the attainment of the Earliest Age at First Withdrawal] while [the Contract Value is greater than zero and] the [Covered Person(s)] is living, without reducing the Income Base [and the Income Credit Base, if applicable and also without reducing any Income Credit to zero.]

MAXIMUM ANNUAL WITHDRAWAL PERCENTAGE

The percentage, as referenced on the Endorsement Data Page used to determine the Maximum Annual Withdrawal Amount available for Withdrawal each Benefit [Year] while [the Contract Value is greater than zero and] the [Covered Person(s)] is living.

[MINIMUM INCOME BASE

The guaranteed minimum amount to which the Income Base [and the Income Credit Base, if applicable,] could be increased on a specified Benefit [Year] Anniversary provided no Withdrawals are taken before the [12th] Benefit [Year] Anniversary.]

[NET INCOME CREDIT PERCENTAGE

A percentage calculated as the difference between the [Gross] Income Credit Percentage as shown on the Endorsement Data Page, and the percentage calculated as the sum of all Withdrawals taken during the preceding Benefit [Year] divided by the Income Base before determining the Income Base for the next Benefit [Year]].

[PROTECTED INCOME PAYMENT

The amount to be paid each [year] over the remaining lifetime of the [Covered Person(s)] after the Contract Value is reduced to zero but the Income Base is still greater than zero.]

[PROTECTED INCOME PAYMENT PERCENTAGE

The percentage, as referenced on the Endorsement Data Page, used to determine the Protected Income Payment.]

YOU, YOUR

The [Covered Person(s)] under this Endorsement.

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GUARANTEED LIVING BENEFIT PROVISIONS

The Guaranteed Living Benefit described in this Endorsement provides for guaranteed Withdrawals over the lifetime of the [Covered Person(s)], subject to the following provisions:

Calculation of the Factors of the Guaranteed Living Benefit

To determine the Guaranteed Living Benefit, We use the following factors: Income Base, [Income Credit Base, Income Credit, [Net] Income Credit Percentage, Income Credit Period, Minimum Income Base,] Maximum Annual Withdrawal Amount, Maximum Annual Withdrawal Percentage[, Protected Income Payment and Protected Income Payment Percentage]. These factors are not used in the calculation of the Contract Value or any other benefits under the Contract.

Withdrawals taken under this Living Benefit are treated like any other Withdrawal under the Contract for purposes of calculating Contract Value, including any fees and charges applicable to such Withdrawals and any other benefits under the Contract. In any Benefit [Year], Withdrawals up to Maximum Annual Withdrawal Amount are free of Withdrawal Charges.

Calculation of the Income Base

Calculation of the Income Base if the Endorsement is Elected on the Contract Date

If this Living Benefit is elected on the Contract Date, the initial Income Base is equal to the initial Purchase Payment.

Calculation of the Income Base if the Endorsement is Elected After the Contract Date

If this Living Benefit is elected after the Contract Date, the initial Income Base is [the Contract Value on the Endorsement Effective Date,] which is considered the initial Purchase Payment [and is subject to the Purchase Payment Restriction shown on the Endorsement Data Page].

Thereafter, on each Benefit [Year] Anniversary, the Income Base is automatically increased to the greater of (a), or (b) where:

(a)	is the Highest Anniversary Value; and
(b)	is the current Income Base[, plus the Income Credit, if any].

The Income Base will continue to be calculated on each Benefit [Year] Anniversary while this Endorsement is in effect and both the Contract Value and Income Base are greater than zero.

[Calculation of the Income Credit Base

Calculation of the Income Credit Base if the Endorsement is Elected on the Contract Date

The Income Credit Base is used to calculate the amount of the Income Credit [during the Income Credit Period]. If this Living Benefit is elected on the Contract Date, the initial Income Credit Base is equal to the initial Purchase Payment.

Calculation of the Income Credit Base if the Endorsement is Elected After the Contract Date

If this Living Benefit is elected after the Contract Date, the initial Income Credit Base is [the Contract Value on the Endorsement Effective Date,] which is considered the initial Purchase Payment [and is subject to the Purchase Payment Restriction shown on the Endorsement Data Page].

Thereafter, the Income Credit Base is increased and decreased as follows:

Increases in the Income Credit Base

The Income Credit Base increases each time Purchase Payments are made [, subject to the Purchase Payment Restriction shown on the Endorsement Data Page]. [The Income Credit Base also increases to the Highest Anniversary Value when the Income Base is increased to the Highest Anniversary Value.]

Decreases in the Income Credit Base

The Income Credit Base decreases each time a[n Excess] Withdrawal is taken, in the same proportion by which the Contract Value is reduced [by the amount in excess of the Maximum Annual Withdrawal Amount.]]

[Calculation of the Income Credit

On each Benefit [Year] Anniversary [during the Income Credit Period], [if [Excess] Withdrawals were not taken during the previous Benefit Year,] the Income Credit is determined by multiplying [the [Net] Income Credit Percentage] by the Income Credit Base. If any [Excess] Withdrawals were taken in the previous Benefit [Year], then the Income Credit is reduced to [zero] [for that Benefit Year]. [The [Initial] [Gross] Income Credit Percentage is shown on the Endorsement Data Page.]

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[Calculation of the Minimum Income Base

Calculation of the Minimum Income Base if the Endorsement is Elected on the Contract Date

If this Living Benefit is elected on the Contract Date, the Minimum Income Base is as shown on the Endorsement Data Page.

Calculation of the Minimum Income Base if the Endorsement is Elected After the Contract Date

If this Living Benefit is elected after the Contract Date, the Minimum Income Base is [200% of] [the Contract Value on the Endorsement Effective Date,] which is considered the initial Purchase Payment [and is subject to the Purchase Payment Restriction shown on the Endorsement Data Page].

The Income Base [and Income Credit Base, if applicable,] will be increased to at least the Minimum Income Base [on the [12th] Benefit [Year] Anniversary,] provided no Withdrawals are taken prior to that anniversary. If You are eligible for the Minimum Income Base, the Income Base [on the [12th] Benefit [Year] Anniversary] is the greater of (a) or (b), where:

(a)	is the current Income Base; and

(b)	is the Minimum Income Base.]

Calculation of the Maximum Annual Withdrawal Amount

The Maximum Annual Withdrawal Amount is calculated by multiplying the Income Base by the Maximum Annual Withdrawal Percentage as shown on the Endorsement Data Page [,which is determined by Your Age at the time You first take a Withdrawal from Your Contract and the number of [Covered Person(s)] shown on the Endorsement Data Page]. [If You take Withdrawals prior to the Earliest Age at First Withdrawal, such Withdrawals are considered Excess Withdrawals because the Maximum Annual Withdrawal Amount is not yet available.]

Withdrawals during a Benefit [Year] that in total are less than or equal to the Maximum Annual Withdrawal Amount will not reduce the Maximum Annual Withdrawal Amount and the Income Base, [and the Income Credit Base if applicable]. [If you take a[n Excess] Withdrawal in a Benefit [Year], the Income Credit is reduced to zero for that Benefit [Year].] If You choose to take less than the Maximum Annual Withdrawal Amount in any Benefit [Year], You may not carry over the unused amount for withdrawal in subsequent Benefit [Years]. Your Maximum Annual Withdrawal Amount in any year will not be recalculated solely as a result of taking less than the entire Maximum Annual Withdrawal Amount in the prior year.

[Calculation of the Protected Income Payment

If the Contract Value is reduced to zero due to unfavorable investment performance, Withdrawal up to the Maximum Annual Withdrawal Amount, or any combination of these factors, but the Income Base is still greater than zero, You may be eligible to receive the Protected Income Payment. The Protected Income Payment is calculated by multiplying the Income Base by the applicable [Protected Income Payment Percentage], [which is determined by Your Age at the time You first take a Withdrawal from Your Contract], [as shown on the Endorsement Data Page]. You will receive the Protected Income Payment each year for the remaining lifetime of the [Covered Person(s)].]

Increases and Decreases in the Income Base and the Impact to Your Maximum Annual Withdrawal Amount

Increases in the Income Base

The Income Base is increased anytime a Purchase Payment is allocated to Your Contract[, subject to the Purchase Payment Restriction shown on the Endorsement Data Page]. The Income Base is also increased [by any available Income Credit on any Benefit [Year] Anniversary [during the Income Credit Period] if You have taken no [Excess] Withdrawals, or] as a result of a Highest Anniversary Value being achieved resulting in the Income Base being stepped up on a Benefit [Year] Anniversary. [In addition, the Income Base can also be increased to the Minimum Income Base on the [12th] Benefit] [Year Anniversary], provided no Withdrawals are taken before the [12th] Benefit [Year] Anniversary].] In the Benefit [Year(s)] during which Purchase Payments are allocated to Your Contract, any remaining Withdrawals of the Maximum Annual Withdrawal Amount will be based on the increased Maximum Annual Withdrawal Amount reduced by Withdrawals previously taken in that Benefit [Year]. If the Income Base is increased on a Benefit [Year] Anniversary, the Maximum Annual Withdrawal Amount will be recalculated on that Benefit [Year] Anniversary, applicable to the coming Benefit [Year], by multiplying the increased Income Base by the applicable Maximum Annual Withdrawal Percentage. The Endorsement Fee will be assessed on the increased [Income Base].

Decreases in the Income Base

Excess Withdrawals reduce Your Income Base on the date the Excess Withdrawal occurs. Any [Excess] Withdrawal in a Benefit [Year] reduces the Income Base in the same proportion by which the Contract Value is reduced by the [Excess] Withdrawal. As a result of a reduction of the Income Base, the Maximum Annual Withdrawal Amount will also be reduced. The new Maximum Annual Withdrawal Amount will be equal to the reduced Income Base multiplied by the applicable Maximum Annual Withdrawal Percentage. The last recalculated Maximum Annual Withdrawal Amount in a given Benefit [Year] is available for Withdrawal at the beginning of the next Benefit [Year] and may be lower than the previous Benefit [Year’s] Maximum Annual Withdrawal Amount. When the Contract Value is less than the Income Base, Excess

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Withdrawals will reduce the Income Base by an amount which is greater than the amount of the Excess Withdrawal. [In addition, no Income Credit will be added to the Income Base in that Benefit [Year].]

The Income Base is a factor used to determine the Maximum Annual Withdrawal Amount [and Protected Income Payment] [as well as the Endorsement Fee]. The Income Base is not an amount that You can withdraw. Excess Withdrawals may reduce future benefits by more than the dollar amount of the Withdrawal. If You have any questions regarding whether a potential Withdrawal would be an Excess Withdrawal, please call Our Annuity Service Center.

Required Minimum Distributions (RMD)

This provision applies only to the Contract to which this Endorsement is attached. If you are taking RMD and the RMD amount, based only on this Contract, is greater than the Maximum Annual Withdrawal Amount in any given Benefit [Year], no portion of the RMD will be treated as an Excess Withdrawal provided you enroll in the Company’s systematic withdrawal program for RMD. However, any portion of a Withdrawal in a Benefit [Year] that is more than the greater of both the Maximum Annual Withdrawal Amount and the RMD amount will be considered an Excess Withdrawal for the purpose of the recalculation of the [Income Credit Base,] Income Base and Maximum Annual Withdrawal Amount. [Furthermore, the Income Credit will be reduced to zero if total Excess Withdrawals taken in any Benefit [Year] [,[including RMD withdrawals,] are in excess of the Maximum Annual Withdrawal Amount.]

If Your Contract Value is Reduced to Zero

If Your Contract Value is reduced to zero because of an Excess Withdrawal, no further benefits will be payable under this Endorsement or the Contract, and Your Contract along with the Endorsement will terminate. However, if Your Contract Value is reduced to zero due to unfavorable investment performance and/or fees, Withdrawal(s) up to the Maximum Annual Withdrawal Amount (or if applicable, the RMD amount as described above) or any combination of these factors, and the Income Base is greater than zero, We will pay the remaining Maximum Annual Withdrawal Amount for that Benefit [Year] in the same frequency withdrawals had been taken, i.e. monthly or quarterly. Thereafter, we will pay the [Protected Income Payment] over the remaining lifetime of the [Covered Person(s)] which will be calculated by multiplying the Income Base by the [Protected Income Payment Percentage][, as shown on the Endorsement Data Page].

Because the Contract Value has been reduced to zero, the Income Base will no longer be increased to the Highest Anniversary Value [nor will Income Credits be applied, if applicable]. In addition, all other benefits under the Contract [with the exception of payment of the [Protected Income Payment]], will be terminated and You may no longer make subsequent Purchase Payments or transfers, and no Death Benefit is payable.

When the Contract Value equals zero and the Income Base is greater than zero, to receive any remaining Living Benefit, you must select one of the following payment options:

1.	The [current Protected Income Payment], divided equally and paid on a [monthly, quarterly, semi-annual or annual] frequency as selected by You until the date of Your death(s); or

2.	Any payment option mutually agreeable between You and Us.

Once You select a payment option, it cannot be changed. If You do not select a payment option above, the remaining benefit will be paid as an amount based on the [Protected Income Payment Percentage]. This amount will be divided equally and paid on a [quarterly] basis until the date of death of the [Covered Person(s)].

Latest Annuity Date

If the Contract Value and the Income Base are greater than zero on the Latest Annuity Date, You must select one of the following options:

1.	Annuitize the Contract Value under the Annuity Provisions of the Contract; or

2.

Annuitize the Contract and elect to receive the [current Maximum Annual Withdrawal Amount] as of the Latest Annuity Date for a fixed period while You are alive. The fixed period is determined by dividing the contract value on the Latest Annuity Date by the [Maximum Annual Withdrawal Amount]. Any applicable premium taxes will be deducted from the Contract Value prior to determining the fixed period. After that fixed period ends, you will receive the [Protected Income Payment,] as of the Latest Annuity Date, divided equally and paid on a [monthly, quarterly, semi-annual or annual] frequency as selected by You until the date of death of the [Covered Person(s)]; or

3.	Any payment option mutually agreeable between You and Us.

If You do not select an option listed above, on the Latest Annuity Date, We may annuitize the Contract Value in accordance with Option 2 above, divided equally and paid on a [quarterly] frequency until the date of death of the [Covered Person(s)].

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[Secure Value Account Allocation(s)

Secure Value Account Allocation(s) is/are required only while the Endorsement is effective. Amounts allocated to the Secure Value Account(s) are not subject to the Separate Account Charge. Amounts allocated to the Secure Value Account(s) may not be transferred to any other investment option as long as the Endorsement is effective and We will not rebalance amounts allocated to the Secure Value Account(s) in accordance with the automatic asset rebalancing program. You may not transfer into or out of the Secure Value Account(s). You may not request the entire amount of any Withdrawal to be deducted solely from the Secure Value Account(s). Rather, any Withdrawal reduces the amount invested in the Secure Value Account(s) in the same proportion that the Withdrawal reduces the Contract Value.]

[Investment Requirements

In addition to the Secure Value Account Allocation, while the Endorsement is effective, We require that you allocate your Purchase Payment(s) and Spousal Continuation Contribution, if applicable, and Contract Value in accordance with established requirements stated in the Prospectus. We require enrollment in a [quarterly] automatic asset rebalancing program that complies with the investment requirements. In addition to [quarterly] asset rebalancing, We will initiate rebalancing in accordance with your most current and compliant automatic asset rebalancing instructions on file after any Withdrawal or transfer You initiate.]

Misstatement of Age or Sex

The Misstatement of Age or Sex provision included in Your Contract shall apply to the [Covered Person(s)] under this Endorsement and may impact the Maximum Annual Withdrawal Amount.

Termination of Withdrawals Over Two Lives

If there are two [Covered Persons] on the Endorsement Effective Date, Withdrawals guaranteed for the life of one of the [Covered Persons] will terminate if:

1.	One of the two [Covered Persons] is removed from the Endorsement due to any reason other than death; or

2.	The [Covered Persons] are no longer married at the time of death of the first [Covered Person].

Termination of Withdrawals guaranteed for the life of one [Covered Person] does not impact any other terms and conditions of this Endorsement, including the applicable Endorsement Fee, which is based on the number of [Covered Persons] on this Endorsement Effective Date.

Cancellation of the Guaranteed Living Benefit

[You may cancel this Endorsement in the [first] [5] [Benefit Years] as detailed below. The Guaranteed Living Benefit may not be re-elected or reinstated after a cancellation.

Cancellation Effective Date

If Your cancellation request is received:

1.	In the first [5] [Benefit Years], the cancellation is effective on the [5th] [Benefit Year Anniversary];
2.	In any [Benefit Year] after the [5th] [Benefit Year Anniversary], the cancellation is effective on the [Benefit Quarter Anniversary] following Our receipt of the cancellation request.]

[Termination of the Guaranteed Living Benefit]

This Endorsement and the Endorsement Fee will [terminate] automatically upon the occurrence of one of the following:

1.	Death of the [Covered Person], or if there were two [Covered Persons], upon the death of the surviving [Covered Person]; or
2.	A Death Benefit is paid resulting in the Contract being terminated; or
3.	The Contract is annuitized; or
4.	An Excess Withdrawal that reduces the Contract Value and Income Base to zero; or
5.	Any change occurs that removes one or all [Covered Persons] from the Contract except as noted above under “Termination of Withdrawals Over Two Lives”; or
6.	The Contract is cancelled or surrendered for any reason; or
7.	Assignment of any Contract Owner rights under this Endorsement to a third party[; or
8.	You elect to cancel this Endorsement].

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On the [termination effective date], amounts allocated to the Secure Value Account will be automatically transferred to a [1-Year Fixed Account option, if available, or a money market or similar portfolio]. Purchase Payments may no longer be allocated to the Secure Value Account after [termination]. From the day following the automated transfer, you may transfer this amount to another available investment option under the Contract for a period of [90] [days] during which the transfer will not count against the annual number of free transfers or incur a transfer fee.

If [this Endorsement is terminated or if] You surrender Your Contract while Your Contract Value is greater than zero, We will assess a pro-rata charge for the Endorsement Fee applicable to the Benefit [Quarter] in which the [termination or] surrender occurs if the Contract was [terminated or] surrendered before the end of a Benefit [Quarter]. The pro-rated charge is calculated by multiplying the fee by the number of days between the date when the prior fee was last assessed and the date of [termination or] surrender, divided by the number of days between the prior and the next Benefit [Quarter] Anniversaries. Thereafter, You will no longer be charged an Endorsement Fee.

Death of [Covered Person(s)]

If there is one [Covered Person] and that person dies, this Endorsement and the Endorsement Fee will be terminated.

If there are two [Covered Persons], upon the first death, if the surviving [Covered Person] is eligible and elects to continue the Contract, this Endorsement is also continued. Upon the election of continuation, the Endorsement Effective Date, applicable Endorsement Fee, and the Maximum Annual Withdrawal [and Protected Income Payment] Percentages based on two [Covered Persons] will not change.

Signed for the Company to be effective on the Endorsement Effective Date.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

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